# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-26-021335
Filed by CIK 0001317947

## Reporting persons
- Bain Capital Credit, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing: Bain Capital Credit, LP
Address of principal business office or, if none, residence: 200 Clarendon Street, Boston, MA 02116
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

Effective June 30, 2026, the limited partnership agreement of Bain Capital Private Credit Offshore Access Fund, L.P. ("Offshore Access Fund") was amended to remove the pass-through to the limited partners of voting rights with respect to the Issuer's Class I Common Shares of Beneficial Interest ("Common Shares") and vest beneficial ownership of all Common Shares in the general partner of the Offshore Access Fund, which is reporting such ownership on a separate Schedule 13G. Such amendment overrides the previously disclosed power of attorney and, accordingly, Common Shares previously reported as being held for a managed account client are no longer beneficially owned by such client or the Reporting Person.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Credit, LP: /s/ Sabrina Rusnak-Carlson, Sabrina Rusnak-Carlson, Authorized Signatory (08/13/2026)